

07002503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2006___ AND ENDING ___12/31/2006___ ✗
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TFS DERIVATIVES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 41st Floor

(No. and Street)

NEW YORK,	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD SPINDEL   **(212) 509-7800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION   PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

MAR 2 3 2007

THOMSON
FINANCIAL

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**		**10036**
(Address)	(City)	(State)		(Zip Code)

RECEIVED
MAR C 2007
202

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Jeffrey   L. Merit_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____TFS Derivatives Corp_____, as

of _____December 31,_____, 20 06_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

JOHN B. MORGAN
Notary Public, State of New York
No. 01MO4752774
Qualified in Suffolk County
Commission Expires May 31, 20 0 7

This report ** contains (check all applicable boxes):

- ☒ (a)   Facing Page.
- ☒ (b)   Statement of Financial Condition.
- ☐ (c)   Statement of Income (Loss).
- ☐ (d)   Statement of Cash Flows.
- ☐ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)   An Oath or Affirmation.
- ☐ (m)   A copy of the SIPC Supplemental Report.
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o)   Independent auditor's report on internal control.
- ☐ (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(A wholly-owned subsidiary of Tradition Financial Services, Inc.)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

Year ended December 31, 2006

Contents

 ERNST & YOUNG

◻ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

◻ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
 TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (a wholly-owned subsidiary of Tradition Financial Services, Inc.) (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 16, 2007

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$ 2,051,457
Commissions receivable	4,944,413
Due from Parent	1,205,823
Due from affiliate	98,986
Total assets	$ 8,300,679

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued expenses	$ 29,863
Total liabilities	29,863
Stockholder's equity	8,270,816
Total liabilities and stockholder's equity	$ 8,300,679

The accompanying notes are an integral part of this statement of financial condition.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition, a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and National Futures Association. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months at the time of purchase to be cash equivalents.

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due from parent primarily represents advances to the Parent on amounts that will be due in connection with the management fee arrangement and income taxes.

The Company enters into various transactions in the normal course of business with affiliated companies, which primarily consist of trades on behalf of the Company's and the affiliate's customers.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

3. Related Party Transactions (continued)

The Company and each affiliate charge their respective customers for the commission related to each trade. The receivable balance is included in Due from affiliates on the Statement of Financial Condition at December 31, 2006.

The Company entered into a space and revenue sharing arrangement with an affiliate and the affiliate utilizes the Company's allocated office space. The Company receives 33% of the affiliate's net profits in lieu of charging the affiliate rent, administrative charges and support costs. Included in Due from affiliates on the Statement of Financial Condition at December 31, 2006, is approximately $71,000 as a result of this space and revenue sharing arrangement.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

The difference between the Company's effective tax rate and the federal statutory rate applicable to the Company is primarily due to state and local taxes.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2006, the Company had net capital of $3,644,253, which was $3,639,253 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .08% at December 31, 2006.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition (continued)

6. Concentration of Credit Risk

At December 31, 2006, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $100,000 by the Federal Deposit Insurance Corporation.

Commission's receivable represents amounts due from customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.

8. Subsequent Events

In February 2007 the Company entered into a $3 million Revolving Term Note. The Revolving Term note expires in February 2008 and bears interest on the aggregate principal outstanding at a per annum rate equal to the Wall Street Journal Prime Rate (as defined).

